Mail-Stop 4561
		 					October 4, 2007

Via facsimile and U.S. Mail

Ms. Anne V. Lee
Acting President and Chief Executive Officer
Coast Financial Holdings, Inc.
1301- 6th Avenue West
Suite 300
Bradenton, Florida 34205

Re:    Coast Financial Holdings, Inc.
                     Preliminary Proxy Statement
	         File Nos. 000-50433
                     Filed September 12, 2007

Dear Ms. Lee:

      We have reviewed your filings and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please confirm that financial projections were not provided to First Banks.

Shareholder Letter
2. Revise either the second or third paragraphs to disclose the Deficiency at the most recent practicable date.

Notice of Special Meeting
Merger Proposal
3. Revise to disclose the price offered per share, approximately
$3.40, subject to downward adjustment.

Proxy Statement cover page
4. The proxy statement should begin with a Summary Term Sheet, not a cover page. See Item 14(b)(1) of Schedule 14A.

Summary Term Sheet
Interests of Directors and Officers in the Merger, page v
5. Revise the first bullet to disclose any increase in pay and benefits for Ms. Lee following consummation of the merger. Revise the second and third bullets to disclose the dates of the agreements.
Revise the fourth bullet to change the parenthetical disclosure to delete the current disclosure and instead, provide the name(s) and amounts individually.

Conditions to the Merger, page vii
6. Revise the fifth bullet to define "adversely classified assets".

Stock Option Agreement, page ix
7. Revise to disclose the option exercise price.

Questions and Answers about the Merger, page 1
8. Since you are not S-3 eligible, you cannot incorporate by reference. Consequently, the references here and page 39 are confusing. Please delete.

The Merger
Background of the Merger, page 9
9. With regard to the first paragraph on page 9, supplementally provide the staff with the following information:
* In what report filed with the SEC, did the Company disclose its policies regarding draws and inspections relating to construction loans; and,
* A copy of Mr. Coon`s employment agreement or, if none, the SEC report that first lays out the details of his employment, especially the 4% commission arrangement.

10. Revise the first full paragraph on page 9 to disclose the number of indications of interest received and the number invited to conduct due diligence. In addition, disclose the range in the value of initial offers and the cutoff value for inviting others to conduct due diligence.
11. Revise the second full paragraph on page 10 to disclose the dollar amount of portfolio of construction to permanent residential loans and the dollar amount of loans related to CCI and its affiliates.
12. Revise the fourth paragraph on page 10 to disclose the material terms of the proposed recapitalization transaction.
13. Revise the fifth paragraph on page 10 to disclose the range in values of the final bids and indicate whether or not any of the earlier indications of interest that did not result in being invited to make a final bid offered a greater value than First Bank`s initial indication.
14. Revise to disclose why and when the special committee extended the deadline for final bids from May 7 to May 31.
15. Revise the first paragraph on page 11 to disclose how many final bids were received and the range in value of the offers.
16. Revise the second or third paragraph on page 11 to disclose the closing conditions that were deemed unacceptable.

Recommendation of our Board of Directors and Reasons for the Merger, page 11
17. The board should specifically note each line item analysis that does not support its recommendation and explain why, in light of that analysis, it is recommending the transaction.

Opinion of The Kafafian Group, Inc., page 15
18. Revise to delete the section of the capitalized paragraph on page
16 that indicates the opinion WAS DIRECTED `ONLY` TO THE SPECIAL COMMITTEE AND OUR BOARD.
19. Supplementally provide the staff with the Boardbooks/materials used by the Special Committee and/or the Board including the materials referred to in bullets 5 and 12 on page 16.
20. Please advise why a discounted cash flow analysis was not used.
21. Noting that the values derived by Kafafian all exceeded the merger price with the exception of the Capital Deterioration analysis on a trading basis, revise to add disclosure to the last bullet on page 12 as to why the Special Committee adopted the Kafafian opinion.
22. Please state, if true, that Kalafian has consented to the appearance of its opinion in the proxy statement.

Merger Consideration, page 28
23. Revise to at a short table disclosing the various factors determining the acquisition price at both 12/31/06 and 6/30/07 or a more recent practicable date. In this regard, present the amounts for allowance for loan and lease losses, tangible equity, non-performing loans and leases and OREO at those dates and the deficiency based on those numbers. In addition, provide an illustration based on the 6/30/07 or later numbers and how it would affect the acquisition price and the per share price.

The Stock Option Agreement, page 37
24. Revise the penultimate paragraph on page 38 to disclose the "specified circumstances" requiring repurchase.

The Loan Transaction, page 39
25. Revise to add a subsection for the Stock Pledge Agreement and briefly disclose the material terms and the effect a default will have on current holders of company stock.
Security Ownership of Management..., page 40
26. Revise footnotes 15 and 17 to indicate who holds voting and dispositive authority.

*	*	*	*	*	*	*	*	*

Closing Comments

      As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment and voting decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	Any questions regarding the comments may be directed to Michael
Clampitt at (202) 551-3434 or to me at (202) 551-3698.

						Sincerely,


						Mark Webb
						Branch Chief
					Financial Services Group









cc:	Via U.S. Mail and Fax:

      Rick Denmon, Esq.
	Carlton Fields P.A.
	4221 West Boyscout Blvd.
	Suite 1000
	Tampa, FL 33607
	Phone (813) 229-4219
	Facsimile (813) 229-4133
Ms. Anne V. Lee
Coast Financial Holdings, Inc.
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